May 3, 2019

CONFIDENTIAL CORRESPONDENCE
BY EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Daniel F. Duchovny
Special Counsel Office of Mergers and Acquisitions

Re:	Verint Systems Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 24, 2019
File No. 001-34807

Dear Mr. Duchovny:

On behalf of Neuberger Berman Investment Advisers LLC, Neuberger Berman Investment Advisers Holdings LLC, Neuberger Berman Group LLC, NBSH Acquisition LLC, Scott Hoina, Benjamin Nahum, Amit Solomon, Beatriz V. Infante, Mark N. Greene and Oded Weiss (“Neuberger Berman”), we acknowledge receipt of the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 1, 2019, regarding Neuberger Berman’s above-referenced Preliminary Proxy Statement for Verint Systems Inc.’s 2019 Annual Meeting of Stockholders (the “Proxy Statement”). All capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Proxy Statement unless otherwise indicated.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate your review, we have provided the Staff’s comments in italics below and Neuberger Berman’s responses are provided after the comments.

Preliminary Proxy Statement

1.     Please revise your proxy statement to provide the disclosure required by Item 1(c) of Schedule 14A.

Response:

We have revised the Proxy Statement at page 31 to address the Staff’s comment.

Cover Letter

2.     Your disclosure that your nominees “… are committed to acting in the best interests of all stockholders” suggests that the current board has not acted or will not act in the best interests of Verint security holders. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure. In this regard, note that the factual foundation for such assertion must be reasonable Refer to Rule 14a-9.

Response:

We note the Staff’s comment and respectfully disagree with the suggestion that the identified language impugns any person. As the Staff is aware, issuers frequently assert that nominees of a stockholder may favor the interests of that particular nominating stockholder. The language in the proxy statement emphasizes that the Neuberger Berman nominees are focused on the interests of stockholders generally.

Reasons for this Solicitation, page 5

3.     Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following disclosure:

•
your assertion that NICE is Verint’s “closest peer” (page 5)

Response:

We have revised the disclosure at page 5 of the Proxy Statement and have added a footnote with respect to the basis for the peer comparison. We note supplementally that three independent sell-side analysts, Samad Samana of Jeffries, Paul Coster of JP Morgan and Shaul Eyal of Oppenheimer, all of whom issue research on Verint and Nice, Ltd., share this view.

•
your disclosure that for fiscal years 2016, 2017 and 2018 company management “has failed to meet a variety of financial targets’ set by the board under  the company’s executive bonus program (page 7)

Response:

The source for this information is Verint’s 2018 proxy statement, and we have revised the Proxy Statement at page 7 to reflect this information in a footnote.

•
your belief that Verint’s stock has underperformed as a result of operating two business units (page 8)

Response:
We note the Staff’s comment and respectfully advise that we believe this assertion is sufficiently supported by information regarding Verint’s performance in the Proxy Statement.  In addition, we advise the Staff supplementally that Verint’s shares declined by more than half their value in the eight-month period ending February 12, 2016 due mainly to a decline in its CIS business, which drove a decline in the valuation of the entire company, which in our view is evidence that stockholders’ valuation for each of Verint’s businesses is impacted by either business’s underperformance.  Moreover, we respectfully note that conglomerate discount is a well-documented phenomenon observed by economists and corporate finance experts. See for example Khorna, A., Shivdasani, A., Stendevad, C., and Sanzar, S.V. “Spin-offs: Tackling the Conglomerate Discount” Journal of Applied Corporate Finance, Vol. 23, Issue 4, pp. 90-101, 2011.

•
your disclosure that Dr. Greene and Ms. Herscher “are both highly regarded software executives and public-company board members” (page 9)

Response:

We have revised the disclosure at page 9 of the Proxy Statement in response to the Staff’s comment.

•
your disclosure that “Mr. Egan told Neuberger Berman that the Board was amenable to adding Ms. Herscher because Verint needed a woman on the Board” (page 10)

Response:

We note the Staff’s comment. This statement was made by Mr. Egan directly to representatives of Neuberger Berman and accurately reflects their recollection of Mr. Egan’s comments.

•
your stated opinion that “Verint’s Lead Independent Director lacks clearly disclosed key authorities to be effective in that vital oversight role” (page 10)

Response:

We have revised the disclosure at page 10 of the Proxy Statement in response to the Staff’s comment.

•
your disclosure that on an earnings call in March 2018 Mr. Bodner indicated that “Verint  did not intend to separate CIS and CES…” (page 10)

Response:

We respectfully note that on Verint’s Q4 2018 earnings call, when asked by JP Morgan analyst Paul Coster if Verint intends to separate CES and CIS, Mr. Bodner responded: “…So where we are right now is we completed this operational agility and we are focused on creating shareholder value through growing both businesses [and] at the same time expanding margins.”

•
your disclosure that at a meeting on December 7, 2018 Mr. Bodner stated that “…Verint’s customers do not want to transition to the cloud, and that Verint had no intention to pursue a cloud-centric strategy for CES” (page 11)

Response:

We note the Staff’s comment. This statement was made by Mr. Bodner directly to representatives of Neuberger Berman and accurately reflects their recollection of Mr. Bodner’s comments.

4.     We note your disclosure that only one of the company’s independent directors has served as a senior executive of a software company. We note that Dr. Nottenburg served as president and CEO of Sonus Networks and that Mr. Egan appears to have served in senior roles at EMC Corporation. Please revise or advise.

Response:

We respectfully advise the Staff that neither Sonus nor EMC were software companies when Messrs. Nottenburg and Egan were executives.  Mr. Egan was an executive with EMC 21 years ago when it was purely a hardware company.  Mr. Nottenburg has only served as an executive with telecom hardware companies.

5.     Your characterization of the topic for the meeting in March 2018 described on page 10 suggests that you and the company agreed that the company had issues of “underperformance, complex operating structure, and a lack of a detailed cloud strategy.” Please revise, if true, to clarify that this was your view of the issues facing the company at that time.

Response:

We have revised the disclosure at page 10 of the Proxy Statement in response to the Staff’s comment.

Background to the Solicitation, page 9

6.     We note that the company has had female members of the board prior to Ms. Herscher. Thus, revise your disclosure on page 10.

Response:

We have revised the disclosure at page 10 of the Proxy Statement in response to the Staff’s comment

7.     Your disclosure in the first March 15, 2019 suggests that Mr. Egan decided to reject your potential nominees on his own, without input or discussions with other directors. Please revise to clarify whether you believe this to be the case and, if so, please provide us support for such disclosure.

Response:

We have revised the disclosure at page 14 of the Proxy Statement in response to the Staff’s comment.

8.     Please provide us support for your disclosure of the reasons presented by Mr. Schassler in connection with his decision to withdraw from consideration for the Verint board.

Response:

We note the Staff’s comment. On March 26, 2018 Mr. Schassler emailed Neuberger Berman, stating that “As much as I would like to [join the Board of Verint] and believe I could add value, I do not want to join a team who is not really receptive or feels the same.”

Proposal 1: Election of Directors, page 19

9.     Please revise the disclosure regarding Dr. Greene to clarify his business experience during the past five years. Your current disclosure is unclear about where he has worked during the past five years.

Response:

We have revised the disclosure at page 20 of the Proxy Statement in response to the Staff’s comment.

10.    On a related note, please provide us support for your statement that Dr. Greene “possesses broad access to –and acts as a trusted advisor to- senior financial services executives worldwide.”

Response:

We have revised the disclosure at page 20 of the Proxy Statement in response to the Staff’s comment.

Additional Proxy Information, page 28

11.    Please revise the disclosure under the caption “Revocation of Proxies” to clarify that a later-dated company proxy would also serve as a revocation of a previously-submitted proxy.

Response:

We have revised the disclosure at page 28 of the Proxy Statement in response to the Staff’s comment.

Form of Proxy Card

12.    Please revise the form of proxy to clearly identify it as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

Response:

We have revised the form of proxy card to mark it as “Preliminary Copies” in accordance with the Rule.

*        *        *         *        *

We appreciate your comments and look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at (212) 859-8296 or by email at Warren.de.Wied@friedfrank.com with any questions or to discuss this letter.

Sincerely,

/s/ Warren S. de Wied
Warren S. de Wied